UF 7-30-02

02023533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 15 2002 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-47754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Trading Group ~~Inc~~ LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Ave., Suite 200
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence White 212-610-2789 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

787 Seventh Ave. (Address) New York (City) New York (State) 10019 (Zip Code)

PROCESSED AUG 01 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

UF 7-30-02

OATH OR AFFIRMATION

I, Robert Kanter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Trading Group, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NOTARY PUBLIC
Gregg Giaquinto
State of New York
No: 02GI6022092
Expires On 03/22/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary Report of Internal Auditors.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
Electronic Trading Group, L.L.C. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Electronic Trading Group, L.L.C. and subsidiary (collectively, the "Company") as of December 31, 2001, and the related consolidated statements of income, changes in members' capital, changes in subordinated liabilities, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electronic Trading Group, L.L.C. and subsidiary at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst + Young LLP

February 19, 2002

Electronic Trading Group, L.L.C. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 1,821,272
Due from brokers	28,840,652
Securities owned, at market value	21,522,596
Fixed assets (net of accumulated depreciation of $3,778,334)	2,577,052
Investments	330,144
Notes receivable from employees and members	421,782
Other assets	427,525
Total assets	$ 55,941,023
Liabilities and members' capital	
Securities sold, but not yet purchased, at market value	$ 17,947,706
Accrued expenses and other liabilities	1,304,198
Obligations under capitalized leases	74,035
Total liabilities	19,325,939
Minority interest	411,000
Subordinated liabilities	7,000,000
Members' capital	29,204,084
Total liabilities and members' capital	$ 55,941,023

See notes to consolidated financial statements.

1. Organization

The consolidated financial statements include the accounts of Electronic Trading Group, L.L.C. (the "Parent") and its majority-owned subsidiary, ETG Proprietary Trading, L.L.C. (the "Subsidiary") (collectively, the "Company"). The Parent was organized under the laws of the State of Illinois as a limited liability company. The Parent is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). At December 31, 2001, the Company operates from 21 locations in the United States, which includes 4 offices added during 2001.

The Subsidiary was organized under the laws of the State of Delaware as a limited liability company. The Parent acquired the Subsidiary in 2000, but the Subsidiary did not commence operations until August 14, 2001. The Subsidiary is a member of the Philadelphia Stock Exchange, Inc. and is a registered broker-dealer in securities under the Securities Exchange Act of 1934.

The Operating Agreement (the "Parent's Agreement") provides that the Parent shall continue until December 31, 2019 unless the term is extended by amendment to the Parent's Agreement and the Articles of Organization, or unless the Parent shall be sooner dissolved and its affairs wound up in accordance with the Parent's Agreement.

The Subsidiary's Operating Agreement (the "Subsidiary's Agreement") provides that the Subsidiary shall continue until December 31, 2050 unless the term is extended by amendment to the Subsidiary's Agreement and the Certificate of Formation, or unless the Subsidiary shall be sooner dissolved and its affairs wound up in accordance with the Delaware Limited Liability Company Act or the Subsidiary's Agreement.

The Company mainly engages in the trading of equities, equity options, and futures traded on U.S. exchanges. The Company's use of equity options and futures is limited primarily to hedging strategies. The Company predominantly clears its securities transactions on a fully disclosed basis through Spear, Leeds & Kellogg (the "clearing broker").

In addition, the Parent provides brokerage services to individuals and introduces all customers' securities business to the clearing broker on a fully disclosed basis. The clearing and depository operations for its customers' accounts are performed by the clearing broker. The Parent has a joint back office agreement with the clearing broker, which is also a member of the Parent.

1. Organization (continued)

The Company's member structure includes Class A interests (which include "Member-Managers"), Class B interests, and Class C interests. The Member-Managers have sole authority to manage the Company. In addition, the Member-Managers shall determine to what extent distributions of profits and capital shall be made to Members. The Parent's member structure also includes Class Aa interests and at least 50% of any allocation of Class A or Class Aa profit allocations shall be distributed.

2. Summary of Significant Accounting Policies

Consolidation Policy

The accounts, which are consolidated in the financial statements, are those of Electronic Trading Group, L.L.C. and its majority-owned subsidiary, ETG Proprietary Trading, L.L.C. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Accounting

These consolidated financial statements were prepared under accounting principles generally accepted in the United States. Revenues are recognized when earned and expenses are recognized when incurred. Assets and liabilities, which fall under the definition of financial instruments, are carried at values that approximate their fair value.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, but Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, including derivative contracts held for trading purposes, are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading revenues. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of fixed assets is calculated using the straight-line method over their estimated useful lives. Depreciation of fixed assets purchased under capitalized leases is calculated using the straight-line method over the lesser of the assets' estimated useful lives or the remaining term of the leases. Costs of computer software developed for internal use incurred subsequent to establishment of technological feasibility but prior to implementation are capitalized and amortized using the straight-line method over their estimated useful lives.

Commissions

Commissions and related brokerage and clearing expenses are recorded on a trade-date basis.

Minority Interest

Minority interest represents the minority members' interest in the Subsidiary.

3. Due from Brokers

Securities transactions of the Company are primarily maintained, cleared, and held by a registered U.S. broker/dealer pursuant to the clearing agreement. At December 31, 2001, the due from brokers balance in the consolidated statement of financial condition consists primarily of unsettled proprietary trades and cash at the clearing and other brokers which is net of margin debt balances of approximately $2,570,000. Securities sold, but not yet purchased and margin debt balances are collateralized by cash balances at the brokers. Margin debt balances are also collateralized by certain of the Company's securities held by the brokers. Margin interest is paid at a rate based on the daily broker call rate.

4. Securities Owned and Securities Sold, But Not Yet Purchased

At December 31, 2001, securities owned and securities sold, but not yet purchased, consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
Equities	$ 19,908,987	$15,587,138
Options	1,613,609	2,360,568
Total	$ 21,522,596	$17,947,706

5. Fixed Assets

At December 31, 2001, fixed assets consist of the following:

	December 31, 2001	Estimated Useful Lives (Years)
Leasehold improvements	$ 1,282,153	3-7
Furniture and fixtures	580,337	7
Office equipment	1,035,052	7
Computer equipment	3,229,816	3
Computer software	228,028	3
	6,355,386	
Accumulated depreciation	3,778,334	
Fixed assets, net	$ 2,577,052	

Fixed assets include computer equipment purchased under capitalized leases totaling approximately $516,000 less accumulated depreciation of approximately $440,000.

6. Related Party Transactions

During the year, the Company made various loans in the form of promissory notes to members and employees. Interest is accrued monthly at a rate of 10% per annum. The principal and accrued interest are payable on demand. For the year ended December 31, 2001, the Company earned approximately $20,000 in interest related to these notes.

7. Subordinated Liabilities

At December 31, 2001, the Company has three subordinated loan agreements approved by the NASD with its clearing broker, with maturity dates ranging from March 31, 2002 to February 1, 2003. The total amount of the borrowings is $7,000,000. Under the terms of these subordinated loan agreements, interest on borrowings is calculated at the Prime Rate plus 2% with a floor of 10%. During the year, the Company incurred interest expense related to these borrowings of approximately $737,000.

These subordinated liabilities are subordinated to all claims of general creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated liabilities may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Financial Instruments

Fair Value of Financial Instruments

The Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," are carried at fair value or contractual amounts approximating fair value.

Market and Credit Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (credit risk) exceed the amounts recorded for the transaction.

Customer transactions are entered on either a cash or margin basis. In a margin transaction, the Company, through its clearing broker, extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the customer's account as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's and the clearing broker's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

8. Financial Instruments (continued)

Market and Credit Risk (continued)

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the creditworthiness of the customers and counterparties with which it conducts business.

The Company is responsible for any credit loss suffered as a result of introduced customer accounts in accordance with the clearing agreement with the Company's clearing broker. As of December 31, 2001, there were no significant debit balances related to introduced customer accounts which presented any risks or exposure.

Off-Balance Sheet Risk

In the normal course of business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include options contracts and securities sold, but not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the consolidated statement of financial condition.

Securities sold, but not yet purchased represents obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

In the normal course of business, the Company may enter into transactions in financial instruments to manage its exposure to market risks. These include equity options which are exchange traded and settled on a daily basis. These options limit the Company's overall exposure to market losses by hedging other on-balance sheet and off-balance sheet transactions.

9. Taxes

Since the Company is a limited liability company, it is not considered a taxable entity. Each member of the Company is individually liable for the taxes on the members' share of the Company's income or loss. However, the Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax. Accordingly, a provision has been established for these taxes in the consolidated statement of income.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, and requires that aggregate indebtedness, as defined, may not exceed 1500% of net capital, as defined. At December 31, 2001, the Company's net capital, as defined, was $23,874,330 which was $23,774,330 in excess of the required net capital. Aggregate indebtedness at December 31, 2001 was $1,284,198, resulting in a ratio of aggregate indebtedness to net capital of 5%. Capital withdrawals are subject to certain notification and other provisions of the Net Capital Rules of the SEC. The Company is exempt from Rule 15c3-3 of the SEC.

11. Pension Plan

The Company's non-contributory defined benefit pension plan covering eligible full-time employees and members receiving guaranteed payments was terminated on May 5, 2001. The Company funded the plan in amounts not less than the minimum statutory funding requirement nor more than the maximum amount that can be deducted for federal income tax purposes.

For the year ended December 31, 2001, pension expense included in the consolidated statement of income was approximately $242,000. Pension contributions made by the Company in 2001 were approximately $798,000. Pension benefits of approximately $1,909,000 were paid under the plan in the year ended December 31, 2001.

12. Commitments and Contingencies

The Company has obligations under operating and capital leases with initial noncancellable terms in excess of one year. Aggregate annual obligations for office space and equipment at December 31, 2001 are listed below:

	Operating Leases	Capital Leases	Total
2002	$ 1,041,482	$ 78,577	$ 1,120,059
2003	978,981	–	978,981
2004	640,586	–	640,586
2005	449,285	–	449,285
2006	391,793	–	391,793
Thereafter	391,961	–	391,961
Total	$ 3,894,088	78,577	$ 3,972,665
Imputed interest		4,542	
Current obligations under capitalized leases		$ 74,035	

Certain of the Company's office leases are subject to escalation clauses which adjust the monthly rent by the Consumer Price Index for the respective cities. The office space in five locations is utilized rent-free under agreements with the Company's clearing broker, which can generally be terminated at the discretion of the Company's clearing broker with one year prior notice. The Company's rent expense was $1,087,605 for the year ended December 31, 2001.

13. Subsequent Events

In January and February of 2002, members of the Company made capital contributions and withdrawals of approximately $1,502,000 and $3,548,000, respectively.